

Mail Stop 4631

October 5, 2016

Via E-mail
Mr. Jerry L. Peters
Chief Financial Officer
Green Plains Inc.
450 Regency Parkway, Suite 400
Omaha, NE 68114

> **RE: Green Plains Inc.**
> **Form 10-K for the Year Ended December 31, 2015**
> **Filed February 18, 2016**
> **Form 10-Q for the Quarter Ended June 30, 2016**
> **Filed August 3, 2016**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 1, 2016**
> **File No. 1-32924**

Dear Mr. Peters:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2015

Item 15. Exhibits, Financial Statement Schedules, page 55

Note 2. Summary of Significant Accounting Policies, page F-9

Goodwill, page F-12

1.   You disclose that you record goodwill when the purchase price for an acquisition exceeds the fair value of the identified tangible and intangible assets. In future filings, please revise your disclosure to clarify that the determination of goodwill takes into

consideration the fair value of net tangible assets, instead of tangible assets, and intangible assets.

Form 10-Q for the Period Ended June 30, 2016

Item 4. Controls and Procedures, page 40

2.   You disclose here, as well as in your March 31, 2016 Form 10-Q, that management carried out an evaluation of the effectiveness of the design and operation of your disclosure controls and procedures as of December 31, 2015 and concluded that your disclosure controls and procedures were effective. Please confirm that you carried out an evaluation of the effectiveness of the design and operation of your disclosure controls and procedures as of March 31, 2016 and June 30, 2016 and tell us whether or not you concluded your disclosure controls and procedures were effective for each applicable period. In future filings please ensure that you disclose your conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. Refer to Item 307 of Regulation S-K.

Definite Proxy on Schedule 14A

Executive Compensation, page 14
Annual Performance/Incentive Awards, page 16

3.   We note that you only disclose the performance measurement ranges required to achieve the target compensation. In future filings, please disclose the required performance measurements to achieve compensation above the target amount, as well as how it is calculated. With respect to this disclosure, please note that amounts paid over and above amounts earned by achieving the performance measures in your non-equity incentive plan should be reported in the bonus column of your summary compensation table. For further guidance, please refer to Regulation S-K C&DI Question 119.02.

Grants of Plan-Based Awards, page 21

4.   In future filings please disclose the threshold, target and maximum amount of estimated future pay under the non-equity incentive plan in this table. We note your disclosure in footnote three. Please note that the maximum amount should be disclosed in this table even if compensation committee has discretion to adjust these awards.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Gordon, Staff Accountant at (202) 551-3866 or me at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Staff Attorney, at (202) 551-3236 or Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction